Exhibit 12

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars)

	Nine Months Ended September 30, 2009	Three Months Ended September 30, 2009
Earnings before income taxes	$7,027	$2,629

Add (deduct):
Equity in net loss of less than 50% owned affiliates	4	2
Dividends from less than 50% owned affiliates
Fixed charges	723	281
Interest capitalized, net of amortization	2	1

Earnings available for fixed charges	$7,756	$2,913

Fixed charges:
Interest incurred	$666	$262
Portion of rent expense deemed to represent interest factor	57	19

Fixed charges	$723	$281

Ratio of earnings to fixed charges	10.7	10.4

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars)

	For the Years Ended December 31,
	2008	2007	2006	2005	2004
Earnings before income taxes	$9,937	$8,884	$8,208	$7,636	$6,505

Add (deduct):
Equity in net loss (earnings) of less than 50% owned affiliates	64	(100)	(163)	(176)	(111)
Dividends from less than 50% owned affiliates	12	100	154	127	92
Fixed charges	618	359	446	407	254
Interest capitalized, net of amortization	(11)	(8)	(4)	(12)	(5)

Earnings available for fixed charges	$10,620	$9,235	$8,641	$7,982	$6,735

Fixed charges:
Interest incurred	$543	$280	$378	$340	$198

Portion of rent expense deemed to represent interest factor	75	79	68	67	56

Fixed charges	$618	$359	$446	$407	$254

Ratio of earnings to fixed charges	17.2	25.7	19.4	19.6	26.5